Exhibit 4.4

DATED: 14TH October 2025

1) WeShop Holdings Limited

2) Mr John Garner

OPTION AGREEMENT

This deed is dated 14th October 2025

PARTIES

(1)	WeShop Holdings Limited a BVI business company incorporated and registered in the British Virgin Islands with company number 2046056 whose registered office is at c/o CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, VG1110, British Virgin Islands (Company); and

(2)	John Garner of [***] (Option Holder).

BACKGROUND

(A)	The Company wishes to grant the Option Holder an option to acquire shares in the Company , on the terms of this agreement.

(B)	The Option Holder wishes to accept the Options (as defined below).

AGREED TERMS

1.	Interpretation

1.1	The following definitions and rules of interpretation apply in this agreement.

Base Valuation: has the meaning given in clause 3.1.

Board: the board of directors of the Company or a committee appointed by it to carry out any of its functions under this agreement.

Business Day: a day other than a Saturday, Sunday or public holiday in the British Virgin Islands when banks in the British Virgin Islands are open for business.

Exercise Notice: has the meaning set out in clause 3.12.

Exercise Period: shall have the meaning defined in clause 6.1.

Exercise Price: the price payable by the Option Holder to acquire Shares under the Option, being USD9.64 (nine dollars and sixty four cents) which is equal to the valuation report as at 31st December 2024.

GBP: means British pound sterling.

GMT: means Greenwich Mean Time.

Grant Date: the date of this agreement.

Issued Shares: all issued shares of the Company at the date on which a Listing occurs. For confirmation this is on a consolidated basis which was approved by written shareholder resolution on the 7th October 2025 and therefore issued shares is anticipated to be approximately 10,785,257 Class A Ordinary Shares.

Listing: the successful application and admission of all or any of the Shares in the capital of the Company, or securities representing such shares (including American depositary receipts, American depositary shares and/or other instruments) to the Nasdaq Capital Market of the Nasdaq Stock Market Inc, or to any recognised investment exchange.

Listing Price: the price per share at which the Company’s shares are first issued and traded upon Listing.

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Option: the right to acquire up to 3,250,001 (three million, two hundred and fifty thousand and one) Class A Ordinary Shares in the Company.

Option Shares: means the 3,250,001 (three million, two hundred and fifty thousand and one) Shares over which the Option is granted as detailed in clause 2.1.

Shares: Class A Ordinary Shares in the Company from time to time.

Target Valuation: has the meaning given in clause 3.1.

Taxable Event: any event or circumstance that gives rise to a Tax Liability for the Option Holder:

(a) in respect of the Option, including its exercise, its assignment or surrender for consideration, or the receipt of any benefit in connection with it;

(b) in respect of any shares (or other securities or assets):

(i) earmarked or held to satisfy the Option;

(ii) acquired on exercise of the Option;

(iii) acquired as a result of holding the Option; or

(iv) acquired in consideration of the Option’s assignment or surrender;

(c) in respect of any securities (or other assets) acquired or earmarked as a result of holding shares (or other securities or assets) mentioned in (b).

Tax Liability: the total of any tax that the Option Holder is liable to account for (or reasonably believes it is liable to account for) as a result of any Taxable Event;

USD: United States Dollar;

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	The background and Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement and any reference to this agreement includes the background and Schedules.

1.4	Unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular.

1.5	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.6	A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

1.7	Any obligation in this agreement not to do something includes an obligation not to allow that thing to be done.

1.8	A reference to this agreement or to any other agreement or document referred to in this agreement is a reference to this agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

1.9	References to clauses and Schedules are to the clauses and Schedules of this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

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1.10	Any words following the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the description, definition, phrase or term that comes before the relevant term.

2.	Grant of Option

2.1	The Company hereby grants the Option to the Option Holder to purchase up to the total number of Option Shares at the Exercise Price set out in clause 3.1, subject to the terms and conditions of this Agreement and the Exercise Notice.

3.	Exercise of Option

3.1	1,125,000 (one million, one hundred and twenty five thousand) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price only if the value of the Company (the Target Valuation) has achieved a market capitalisation of USD500,000,000. For the purposes of determining whether the Target Valuation has been achieved:

(a)	the valuation shall be calculated on a fully diluted basis, taking into account all issued and outstanding securities and all rights, options, warrants, convertible instruments or other securities or agreements giving rights to acquire shares in the Company (whether now existing or hereafter issued), but excluding the Option Shares; and

(b)	the Target Valuation shall be deemed achieved if it is reached or exceeded at any single valuation event or measurement point, and it is not necessary that such valuation be maintained for any particular period of time.

3.2	1,125,000 (one million, one hundred and twenty five thousand) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price when the Company achieves a market capitalisation of USD$1 billion, whether or not such market capitalisation is subsequently maintained.

3.3	375,000 (three hundred and seventy five thousand) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price when the Company achieves a market capitalisation of USD$2 billion, whether or not such market capitalisation is subsequently maintained.

3.4	375,000 (three hundred and seventy five thousand) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price when the Company achieves a market capitalisation of USD$5 billion, whether or not such market capitalisation is subsequently maintained.

3.5	250,000 (two hundred and fifty thousand) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price when the Company achieves a market capitalisation of USD$10 billion, whether or not such market capitalisation is subsequently maintained.

3.6	1 (one) of the Option Shares granted to the Option Holder shall become exercisable at the Exercise Price when the Company achieves a market capitalisation of USD$1 trillion, whether or not such market capitalisation is subsequently maintained.

3.7	No shares shall be allotted or issued to the Option Holder unless and until the Option has become exercisable in accordance with this clause and the Option Holder has validly exercised the Option.

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3.8	For the purposes of this clause, “market capitalisation” means (a) if the Company is listed on a recognised stock exchange, the product of the number of issued and outstanding shares in the Company and the closing trading price per share on such exchange, or (b) if the Company is not listed, the valuation attributed to the Company in a bona fide arm’s length transaction or financing round with an independent third party investor, in each case calculated on a fully diluted basis.

3.9	The Option Holder shall be entitled to exercise all or any part of the Option within the Exercise Period as long as the aggregate number of Shares issued pursuant to the exercise of the Option by the Option Holder does not exceed 10% (ten per cent) of the Issued Shares.

3.10	The Option does not entitle the Option Holder to acquire any percentage of the shares of the Company, other than the number of Shares actually acquired under the Option at any time. The grant and existence of the Option shall not restrict the Company’s freedom to issue any Shares, rights to subscribe for Shares, or any other securities, at any time after the Grant Date and on such terms as the Company may decide.

3.11	The Option Holder may not exercise its Option at a time when its exercise is prohibited by, or would be a breach of, any law or regulation with the force of law or other rule, code or set of guidelines (such as a personal dealing code adopted by the Company).

3.12	During the Exercise Period, the Option Holder shall exercise its Option in whole or in part by giving a written exercise notice (Exercise Notice) to the Company, as follows:

(a)	setting out the number of Shares over which the Option Holder wishes to exercise the Option. If that number exceeds the number over which the Option may be validly exercised at the time, the Company shall:

(i)	treat the Option Holder as having exercised the Option only in respect of that lesser number; and

(ii)	refund any excess amount the Option Holder has paid to exercise the Option or meet any Tax Liability; and

(b)	in the form set out in Schedule 1.

3.13	When the Option Holder gives its Exercise Notice it must also provide all the following:

(a)	payment of an amount equal to the Exercise Price multiplied by the number of Shares specified in the notice (or evidence that the Option Holder has arrangements acceptable to the Board to pay that amount);

(b)	any payment required under clause 4; and

(c)	any documents relating to arrangements or agreements required under clause 4.

3.14	Any Exercise Notice shall be invalid:

(a)	to the extent that it is inconsistent with the Option Holder’s rights under this agreement;

(b)	if any of the requirements of clause 3.12or clause 3.13are not met; or

(c)	if any payment referred to in clause 3.12is made by a cheque that is not honoured on first presentation or that fails in any other manner to transfer the expected value to the Company.

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The Company may permit the Option Holder to correct any defect referred to in clause 3.14(b) or clause 3.14(c) (but shall not be obliged to do so). The date of any corrected Exercise Notice shall be the date of the correction rather than the original notice date for all purposes of this agreement.

3.15	Any part of the Option not exercised by the Option Holder shall remain available to the Option Holder during the Exercise Period.

3.16	The Company shall, subject to the provisions of this Agreement, allot and issue the Option Shares to the Option Holder within five 5 calendar days after the valid exercise of the relevant Option. No shares shall be allotted or issued pursuant to this Agreement unless and until the relevant Option has been exercised in accordance with its terms.

3.17	Any Option Shares allotted and issued pursuant to this Agreement shall be issued as fully paid, shall be settled electronically where possible, shall be free from all liens, charges or other security interests, and shall rank pari passu in all respects with the otsher shares of the same class then in issue, save as regards any rights attaching by reference to a record date prior to the date of allotment. Upon the valid exercise of the Option, the Company shall allot and issue to the Option Holder (or its nominee, if applicable) the relevant Option Shares free of any lien, charge or other security interest, and together with all rights attaching to them (other than any rights attaching by reference to a record date prior to the date of allotment). The Shares will be listed or traded on a stock exchange. In the event that the Shares are not listed or traded on a stock exchange from time to time, the Company shall apply to the appropriate body for any newly issued Shares allotted on exercise of an Option to be listed or admitted to trading on that exchange and the Option Holder agrees to be subject to and comply with any requirements and reporting obligations imposed on shareholders of a company listed in such exchange.

4.	Registration Rights upon Exercise

4.1	Upon the valid exercise of the Option and the consequent allotment and issue of the Option Shares to the Option Holder, the Option Holder shall have the right, by written notice to the Company, to require that the Company take all commercially reasonable actions (including, without limitation, the preparation and filing of a registration statement with the applicable securities regulator(s)) to register the Option Shares so that they are freely tradeable, subject always to:

(a)	any applicable legal, regulatory or stock exchange restrictions; and

(b)	any closed periods, blackout periods or similar restrictions applicable to the Option Holder in his or her capacity as a director, officer or employee of the Company at the time of such trade.

5.	Tax liabilities

5.1	The Option Holder indemnifies the Company in respect of any Tax Liability.

5.2	The Option Holder irrevocably agrees to:

(a)	pay to the Company the amount of any Tax Liability; or

(b)	enter into arrangements to the satisfaction of the Company for payment of any Tax Liability.

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5.3	If the Option Holder does not fulfil its obligations under clause 5.2 in respect of any Tax Liability within seven days after any Taxable Event and if the relevant Taxable Event is the exercise of the Option, and the Shares are readily saleable at the time, the Company may retain and sell sufficient Shares on the Option Holder’s behalf to meet the Tax Liability, and any costs of sale.

5.4	From the net proceeds of sale of those withheld Shares, the Company shall retain an amount equal to the Tax Liability and shall pay any balance to the Option Holder (if the Company is to account for or pay the relevant Tax Liability).

5.5	The Option Holder’s obligations under clause 5.2 shall not be affected by any failure of the Company to withhold Shares or deduct from payments of remuneration under clause 5.3.

6.	Exercise Period and lapse of Option

6.1	The Option Holder shall be entitled to exercise the Option from the date of Listing until the day after the 10th anniversary of Listing (Exercise Period).

6.2	In any event, the Option shall automatically lapse on the date falling 5 (five) years from Listing.

6.3	After the Option lapses it cannot be exercised, become exercisable, be released for consideration or be of use or benefit to the Option Holder in any other way.

7.	Assignment of Option

The Option Holder may transfer or assign its Option.

8.	Notices

8.1	Except as set out in clause 8.3, any notice or other communication given under or in connection with the Option shall be in writing and shall be:

(a)	delivered by hand or by pre-paid first-class post or other next working day delivery service at the following addresses:

(i)	in the case of the Company, its registered office; and

(ii)	in the case of the Option Holder, [. ].

(b)	sent by email to the following email addresses:

(i)	in the case of the Company, [***]; and

(ii)	in the case of the Option Holder: [***].

8.2	Any notice or other communication given under this clause 8 shall be deemed to have been received:

(a)	if delivered by hand, on signature of a delivery receipt, or at the time the notice is left at the appropriate address;

(b)	if sent by prepaid first-class post or other next working day delivery service, at 9.00 am on the second Business Day after posting, or at the time recorded by the delivery service;

(c)	if sent by email, at 9.00 am (GMT) on the next Business Day after sending.

8.3	This does not apply to:

(a)	the service of any Exercise Notice under clause 3.12; or

(b)	the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

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9.	VARIATION OF CAPITAL

9.1	Upon any sub-division or consolidation of the Shares on or before the end of the Exercise Period, the number and nominal amount of Option Shares to be subscribed on any exercise as set out in clause 3, subsequent to the sub-division or consolidation will be increased or, as the case may be, reduced in due proportion and the Exercise Price will be respectively decreased or, as the case may be, increased in due proportion and the Subscription Price will be deemed adjusted accordingly with effect from the record date for such sub-division or consolidation in each case so as to ensure that insofar as possible that, after such adjustment:

(a)	the total number of Option Shares which may be subscribed pursuant to the rights set out in clauses 2 and 3, are such that Option Shares when allotted:

(i)	will carry as nearly as possible (and in any event not less than) the same proportion of the votes as the Option Shares carried prior to such adjustment; and

(ii)	will carry the entitlement to participate in the same proportion in the profits and assets of the Company,

as would the total number of Option Shares which would have been subscribed for pursuant to clauses 2 and 3 immediately prior to the event giving rise to such adjustment; and

(b)	the aggregate Exercise Price payable in order to subscribe for all the Option Shares which may be subscribed pursuant to clauses 2 and 3 will be as nearly as possible (and in any event no more than) the same as it was prior to such adjustment.

Each such adjustment shall take effect immediately after the relevant consolidation and/or subdivision.

9.2	On any such sub-division or consolidation, the auditors for the time being of the Company shall report (at the Company’s cost) that in their opinion the appropriate adjustments have been made, and within 14 days thereof (save to the extent that the Options have lapsed or been exercised in the meantime), notice will be sent to each Option Holder thereof together with a new Certificate in consequence of such adjustment, fractional entitlements being ignored.

9.3	If and whenever, on a date (or by reference to a record date) falling on or before the last Business Day of the Exercise Period, the Company issues any fully paid Shares by capitalising profits or reserves, including its share premium account or capital redemption reserve fund, other than in lieu of a cash dividend:

(a)	the Exercise Price in force immediately before that capitalisation issue shall be adjusted by multiplying it by the aggregate nominal amount of the issued Shares immediately before that capitalisation issue and dividing the result by the aggregate nominal amount of the issued Shares immediately after that capitalisation issue; and

(b)	the number of Option Shares to be allotted on any subsequent exercise of an Option shall be adjusted by multiplying the number to be allotted on an exercise of an Option immediately before that issue by the former Exercise Price and dividing the result by the adjusted Exercise Price.

Each such adjustment shall take effect immediately after the relevant capitalisation issue. For these purposes, Shares which are treasury shares shall not be regarded as issued Shares.

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9.4	It is agreed that an adjustment shall not take effect upon the issuance of any new shares in the Capital of the Company in the ordinary course of business.

9.5	Any question arising in relation to any variation of capital pursuant to this clause shall be referred for determination to the auditors for the time being of the Company but if they are unwilling or unable to make a determination, the matter shall be referred to an expert, being a firm of chartered accountants agreed between the Company and the Option Holder or in default of agreement being reached within 14 days of any asking such expert be appointed at the instance of the president or next available officer for the time being of the Institute of Chartered Accountants in England and Wales on request from either the Company and the Option Holder, to which the following provisions shall apply:

(a)	the expert shall make his determination at the expense of the Company;

(b)	the expert shall be deemed to act as an expert and not an arbitrator;

(c)	the determination of the expert shall, in the absence of manifest error be final and binding on all concerned; and

(d)	the expert shall be given by the Company and the Option Holder all such information and other assistance as he may reasonably require.

10.	Entire Agreement

10.1	This agreement constitutes the entire agreement between the parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter.

10.2	Each party agrees that it shall have no remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement. Each party agrees that it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this agreement.

11.	Counterparts

11.1	This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

11.2	Transmission of an executed counterpart of this agreement by email shall take effect as delivery of an executed counterpart of this agreement.

12.	Governing law

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of the British Virgin Islands.

13.	Jurisdiction

Each party irrevocably agrees that the courts of the British Virgin Islands shall have non-exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

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Schedule 1

Exercise Notice

The Directors

WeShop Holdings Limited

c/o CCS Trustees Limited

Mandar House, 3rd Floor

Johnson’s Ghut

Tortola

VG1110

British Virgin Islands

(Company)

SENT BY EMAIL: [   ]

[DATE]

Dear Sirs

This notice is given by [. ] of [. ].

1.	SPECIFICATION OF OPTION

[I/We] wish to exercise the option (Option) to acquire shares in the Company granted to [me/us] by the Company pursuant to an option agreement dated [Date] (Option Agreement).

2.	NUMBER OF SHARES TO BE ACQUIRED

[I/We] wish to acquire [. ] of the Shares available to be acquired by [me/us] on exercise of the Option (Shares).

3.	PAYMENT FOR SHARES

I undertake to pay the Company the sum of [£[. ]/USD[. ]), being the amount payable in full for the exercise of the Option in respect of the number of Shares stated above payable to the Company:

Bank account number: [. ]

[Bank / Address]

IBAN: [. ]

BIC: [. ]

I request the Company transfer to [me/us] the number of Shares above in accordance with clause 3.8 of the Option Agreement.

Yours faithfully,

Signed: _____________________________

Name (capitals): [. ]

Date: [. ]

Address: [. ]

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Signed as a deed for and on behalf of WeShop Holdings Limited in the presence of:	/s/ Oliver Egerton-Vernon
Director

Signed as a deed by JOHN GARNER in the presence of:	/s/ John Garner

/s/ Francis McNeill
SIGNATURE OF WITNESS
NAME: Francis McNeill

ADDRESS: [***]

OCCUPATION: Head of Operations

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